Weil, Gotshal & Manges LLP
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(212) 310-8000
FAX: (212) 310-8007

March 8, 2021

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:	Ross Acquisition Corp II
Amendment No. 1 to the Registration Statement on Form S-1
Filed March 2, 2021
File No. 333-252633

Ladies and Gentlemen:

On behalf of our client, Ross Acquisition Corp II, a Delaware corporation (the “Company”), we submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 8, 2021, relating to Amendment No. 1 to the Registration Statement on Form S-1 of the Company (File No. 333-252633) filed with the Commission on March 2, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR amendment No. 2 to the Registration Statement (“Amendment No. 2”). The changes reflected in Amendment No. 2 include those made in response to the Staff’s comments.

Set forth below is the Company’s responses to the Staff’s comments.  For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Summary Investment Criteria, page 6

1.
You disclose here and throughout your prospectus that your amended and restated certificate of incorporation will provide that you renounce your interest in any corporate opportunity offered to any director unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of your company and such opportunity is one you are legally and contractually permitted to undertake and would otherwise be reasonable for you to pursue. However, this disclosure is inconsistent with the provisions in Section 51 of your amended and restated certificate of incorporation regarding such corporate opportunities. Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address this discrepancy.

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 6, 7, 9, 62, 87, 88, 90, and 115 of Amendment No. 2 in response to the Staff’s comment to make the disclosure consistent with Section 51 of the form amended restated memorandum and articles of association.

Securities and Exchange Commission
March 8, 2021

Exhibits

2.	Since it has been more than 30 days since the date of your last amendment and of the last auditor’s consent, please have your auditor file an updated consent as Exhibit 23.1 with your next amendment.

The Company acknowledges the Staff’s comment and has filed an updated consent as Exhibit 23. 1 with Amendment No. 2.

*        *        *        *        *

Please contact the undersigned at (212) 310-8893 if you have any questions or need further information.

Sincerely yours,

/s/ Corey Chivers
Corey Chivers

cc:	Wilbur L. Ross, Jr.
President and Chief Executive Officer
Ross Acquisition Corp II

Mark Wojciechowski, SEC
Lily Dang, SEC
Irene Barberena-Meissner, SEC
Laura Nicholson, SEC